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                                                                   Exhibit  b(3)

                       DEUTCHE ASSET MANAGEMENT VIT TRUST

                       (FORMERLY BT INSURANCE FUNDS TRUST)

                            AMENDMENT TO THE BY-LAWS

                          (effective December 18, 2002)

Article VI, Section 5 of the Fund's By-Laws shall be amended to read as follows

Section 5. Powers and Duties of the President. The President shall be the principal executive officer of the Trust. In the absence of the Chairman, President may call meetings of the Trustees and of any Committee thereof When he deems it necessary and shall preside at all meetings of the Shareholders. Subject to the control of the Trustees and to the control of any Committees of the Trustees, within their respective spheres, as provided by the Trustees, he shall at all times exercise a general supervision and direction over the affairs of the Trust. He shall have the power to employ attorneys and counsel for the Trust or any Series thereof and to employ such subordinate officers, agents, clerks and employees as he may find necessary to transact the business of the Trust or any Series thereof. He shall also have the power to grant, issue, execute or sign such powers of attorney, proxies or other documents as may be deemed advisable or necessary in furtherance of the interests of the Trust or any Series thereof. The President shall have such other powers and duties, as from time to time may be conferred upon or assigned to him by the Trustees.